UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SILVER STAR PROPERTIES REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	000-41786		26-3455189
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(I.R.S. Employer Identification No.)

601 Sawyer, Suite 600	Houston	TX	77007
(Address of Principal Executive Offices)			(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☑

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

A dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock par value $0.001 per share (the “Common Stock”), of Silver Star Properties REIT, Inc. (the “Company”) has been declared. The dividend is payable on November 8, 2024 (the “Issuance Date”) to the stockholders of record at the close of business on November 8, 2024 (the “Record Date”).

The Board of Directors (the “Board”) of the Company also authorized and the Company distributed one Right for each outstanding common unit (other than for those outstanding common units held by the Company) of Silver Star Operating Partnership, LP, a Texas limited partnership, or its successor (the “Operating Partnership”), as multiplied by the adjustment factor (the “Adjustment Factor”) defined in the Agreement of Limited Partnership of the Operating Partnership, as amended from time to time (the “Agreement of Limited Partnership”), to holders of record of such Operating Partnership units on the Record Date.

Each Right initially entitles the registered holder to purchase from the Company one one-fifth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the ‘‘Preferred Stock”) at a price of $5.00 per one one-fifth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated as of November 8, 2024, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Phoenix American Financial Services, Inc., as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to certificates representing Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, by such certificates (or such book entry shares), and, with respect to units of the Operating Partnership, by the ownership interests of common units of the Operating Partnership (other than those ownership interests of common units held by the Company) evidenced by the Agreement of Limited Partnership.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock or common units of the Operating Partnership, as the case may be. Until the Distribution Date (or earlier expiration of the Rights), Rights shall be issued in respect of all new issuances of Common Stock and of all common units of the Operating Partnership held by holders of common units of the Operating Partnership (other than the Company) issued or disposed of by the Operating Partnership, as applicable. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference and, with respect to any book entry shares of Common Stock issued during such period, a proper notation or notice will be provided that incorporates the Rights Agreement by reference. A similar notation shall be applied to the Agreement of Limited Partnership. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding or the transfer of any common units of the Operating Partnership, other than those owned by the Company, will also constitute the transfer of the Rights associated with the shares of Common Stock or common units of the Operating Partnership represented thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed (i) to each holder of record of Common Stock as of the close of business on the Distribution Date, and (ii) to each holder of common units of the Operating Partnership (other than the Company) as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 8, 2025 (the “Final Expiration Date’’), unless the Final Expiration Date is advanced or extended, or the Rights are earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred

Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock and in the event of a dividend on the common units of the Operating Partnership payable in common units of the Operating Partnership or subdivisions, consolidations or combinations of the common units of the Operating Partnership occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to five (5) times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of an amount equal to five (5) times the payment made per share of Common Stock. Each share of Preferred Stock will have five (5) votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive five (5) times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-fifth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right. Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 10% or more of the outstanding shares of Common Stock. Certain synthetic interests in securities created by derivative positions are treated under the Rights Agreement as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Common Stock are directly or indirectly beneficially owned by a counterparty to such derivative security. In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of two shares of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-fifth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of Preferred Stock or Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Upon the issuance or exercise of Rights, Rights Certificates, or Preferred Stock or Common Stock relating to units of the Operating Partnership, no adjustment to the Adjustment Factor shall be made in the Agreement of Limited Partnership.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The Articles Supplementary relating to the Company’s Series A Junior Participating Preferred Stock (the “Articles Supplementary”) specifying the terms of the Preferred Stock is attached hereto as an exhibit and is incorporated herein by reference.

The foregoing description of the Rights Agreement, the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Articles Supplementary, which are filed as Exhibits 4.1 and 4.2, respectively, to this registration statement and are incorporated herein by reference.

Items 2. Exhibits

Exhibit Number	Exhibit Description
4.1	Form of Amended and Restated Rights Agreement, dated as of November 8, 2024 between Silver Star Properties REIT, Inc. and Phoenix American Financial Services, Inc., as Rights Agent.
4.2	Silver Star Properties REIT, Inc. Articles Supplementary Series A Junior Participating Preferred Stock, as filed with Maryland State Department of Assessments and Taxation on August 29, 2023.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER STAR PROPERTIES REIT, INC.
(Registrant)

By: /s/ Gerald W. Haddock
Name: Gerald W. Haddock
Title: Chief Executive Officer and Chairman of the Executive Committee

Date:  November 8, 2024